Exhibit 99.2

NICE Unveils Journey Excellence Score, the First Metric Measuring
Omnichannel Customer Experiences

 AI-powered metric comprised within new version of NICE Customer Journey Solutions provides organizations a consistent means of measuring service quality across touchpoints and over time, and enables the prediction of future outcomes

Hoboken, N.J., November 13, 2018 – NICE (Nasdaq: NICE) today announced the Journey Excellence Score (JES), a pioneering new metric designed to precisely measure the quality of customer experience across multiple channels and in even the most complex interactions over time. Incorporated in the latest versions of NICE Customer Journey Optimization solutions made generally available today, JES uniquely offers a consistent method of gauging customer experience, thus enabling organizations to easily and quickly identify gaps and bottlenecks in customers’ journeys, and allowing them to shape future journeys via the insights captured and by predicting potential outcomes.

Although many methods of customer experience measurement exist today, using one or even several of them still falls short of precisely representing service quality owing to low participation rates for surveys, lack of root cause clarity, siloed or single touch point views and outdated and ineffective post interaction measurements.

Reflecting the true state of service quality, the Journey Excellence Score metric by NICE Nexidia provides a unified, end-to-end view of customer experience across all touchpoints and relationships by combining hundreds of attributes from multi-touch interactions with sentiment scores and survey responses as well as with qualitative and quantitative measurements of journey effort, such as the number of channels used, repeat interactions and duration of the journey and more. Measures currently used to gauge service quality such as customer satisfaction surveys (CSAT), average handling time (AHT), and sentiment analysis are considered in the mix. The innovative new metric also evaluates both past and present journeys to pinpoint the root cause of negative interactions and enables organizations to predict the likelihood of those journeys that may lead to undesired outcomes such as churn or complaints. The result is a metric that not only mirrors the state of customer experience within the organization but also offers insights they can take corrective action on.

Uniquely, the Journey Excellence Score eliminates the need for skilled professionals such as data scientists or analysts to unlock insights from data. Underlying information delivered via JES can be easily understood and value can be quickly derived without the added need for additional staff. Importantly, the new metric from NICE allows organizations to instill a customer centric culture by providing a consistent measure of customer experience quality, helping them to baseline existing journey performance and prioritize improvement efforts. Armed with these analytics, organizations can predict future outcomes and accordingly tap internal resources to address those areas they are most adept at, as well as realign omnichannel service outlets to improve customer experience.

Key capabilities of the Journey Excellence Score include:

•	Automatically calculates and delivers a precise measurement of customer experience / service quality for all customer journeys with the enterprise

•	Enables specific journeys (such as billing & payments, onboarding or technical support) to be individually scored and benchmarked

•	Provides trended reports to understand the effect of CX initiatives on journey quality over time

•	Proactively recommends specific areas for further investigation, such as “micro-journeys” that are triggering a low score

Miki Migdal, President, NICE Enterprise Product Group, said, "Customer experience has come to the forefront in distinguishing industry leaders from followers. As more organizations understand the prominence of customer experience as a key differentiator and prioritize it, innovative analytics solutions that help organize, analyze and operationalize customer journeys to drive the outcomes their customers expect will be critical to success. The Journey Excellence Score enables service professionals to quickly identify and share any gaps and bottlenecks that need to be addressed within the customer journey in a format that can be easily understood. I’m excited that the Journey Excellence Score is now available to enable organizations to move to the next level of sophistication in their customer journey analytics programs."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.